SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)*

                    Under the Securities Exchange Act of 1934

                          Interpore International, Inc.
   --------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46062W107
   --------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Larry N. Feinberg
                            c/o Oracle Partners, L.P.
                         200 Greenwich Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 862-7900
   --------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Daniel Schloendorn, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  July 18, 2003
   --------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP No.      46062W107                           Page 2 of 11 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Oracle Associates, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          0
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        0
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP No.      46062W107                           Page 3 of 11 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Oracle Investment Management, Inc.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          0
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        0
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP No.      46062W107                           Page 4 of 11 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Larry N. Feinberg
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          0
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        0
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed with respect to the shares of common stock, no par value ("Common Stock"), of Interpore International, Inc. (the "Company") to amend and restate the Amendment No. 1 to Schedule 13D filed with respect to the Common Stock on July 12, 2002 (the "Amendment No. 1"). This Amendment No. 2 is being filed to report a change in ownership of the Reporting Persons (as defined herein).

Item 1. Security and Issuer.

     The Company's principal executive office is located at 181 Technology Drive, Irvine, California 92618-2402.

Item 2. Identity and Background.

     (a) This Amendment No. 2 is being filed by:

          (i) Oracle Associates, LLC, a Delaware limited liability company ("Oracle Associates"), which serves as the general partner of Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners"), and Oracle Institutional Partners, L.P., a Delaware limited partnership ("Oracle Institutional" and together with Oracle Partners, the "Partnerships"), with respect to shares of Common Stock directly owned by Oracle Partners and Oracle Institutional Partners;

          (ii) Oracle Investment Management, Inc., a Delaware corporation (the "Investment Manager"), which serves as investment manager to and has investment discretion over the securities held by (A) SAM Oracle Investments Inc., a British Virgin Islands corporation ("SAM Oracle"), and
     (B) Oracle Offshore Limited, a Cayman Islands corporation ("Oracle Offshore" and, together with SAM Oracle, the "Foreign Funds"), with respect to shares of Common Stock directly owned by SAM Oracle and Oracle Offshore; and

          (iii) Mr. Larry N. Feinberg ("Mr. Feinberg"), who serves as the senior managing member of Oracle Associates and is the sole shareholder and president of the Investment Manager, with respect to the shares of Common Stock which he may be deemed to beneficially own by virtue of the foregoing relationships.

     Oracle Associates, the Investment Manager and Mr. Feinberg are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The business address of each of the Reporting Persons is 200 Greenwich Avenue, Greenwich, Connecticut, 06830.

     (c) The principal business of Oracle Associates is to serve as general partner to and exercise investment discretion over securities held by the Partnerships. The principal business of the Investment Manager is to serve as investment manager to, and exercise investment discretion over securities held by, the Foreign Funds and certain other funds or managed accounts. The principal business of Mr. Feinberg is to invest in securities through Oracle Associates, the Investment Manager and certain other entities.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Oracle Associates is organized under the laws of the State of Delaware. The Investment Manager is organized under the laws of the State of Delaware. Mr. Feinberg is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Feinberg owns no shares of the Company's Common Stock, as Mr. Feinberg has disposed of all such shares previously beneficially owned (such previously owned shares, the "Shares"). The Shares were held by the Partnerships and the Foreign Funds and Mr. Feinberg has investment discretion over the activities of these entities, through Oracle Associates and the Investment Manager. The funds for the purchase of the Shares previously held in the Partnerships came from capital contributions to the Partnerships by their general and limited partners. The funds for the purchase of the Shares previously held by the Foreign Funds came from capital contributions to the Foreign Funds by the investors in such funds. The Shares were purchased through margin accounts maintained with Morgan Stanley which may extend margin credit to the Reporting Persons or persons under their investment discretion as and when required to open or carry positions in these margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

     The primary interest of the Reporting Persons in the Shares was to maximize the value of the Partnerships' and the Foreign Funds' investment in the Company. The Reporting Persons intend to continually review the Company's business affairs, financial position, and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation, review, and other factors, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to the Partnerships' and the Foreign Funds' investments in the Company as they deem appropriate.

     Such actions may involve the purchase of additional shares of Common Stock and, alternatively, may involve the sale of all or a portion of shares of the Company held by the Partnerships and the Foreign Funds in the open market or in privately negotiated transactions to one or more financial or strategic purchasers. As a result of the foregoing, the Reporting Persons' position with respect to the Company may not be considered solely that of passive investors. There can be no assurance, however, that the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

(a) & (b) Ownership and power over disposition:
          ------------------------------------

A. Oracle Associates
   -----------------

     (a) Amount beneficially owned: 0
     (b) Percent of class: 0.0% The percentages used herein and in the rest of this Amendment No. 2 are calculated based upon the 17,829,957 shares of Common Stock outstanding as of August 7, 2003, as reported on the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 0
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 0

B. The Investment Manager
   ----------------------

     (a) Amount beneficially owned: 0
     (b) Percent of class: 0.0%
     (c) Number of shares as to which such person has:
          (i)  Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 0
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv) Shared power to dispose or direct the disposition: 0

C. Mr. Feinberg
   ------------

     (a) Amount beneficially owned: 0
     (b) Percent of class: 0.0%
     (c) Number of shares as to which such person has:
          (i)  Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 0
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv) Shared power to dispose or direct the disposition: 0

     (c) The transactions in the shares of the Common Stock that may be deemed to be beneficially owned by a Reporting Person during the 60 days prior to the date of the event which requires the filing of this Amendment No. 2 (the "Event Date") are set forth on Exhibit 1 attached hereto. All such transactions were effected in open market purchases.

     (d) If the Reporting Persons were to be deemed a group, each Reporting Person may be deemed to have beneficial ownership over the entire number of shares of Common Stock directly owned by the Partnerships and the Foreign Funds. Each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock except to the extent otherwise reported herein. Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, the securities reported in this Amendment No. 2.

     (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the total amount of outstanding shares of Common Stock on August 7, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

Item 7. Material to be Filed as Exhibits.

     Attached hereto as Exhibit 1 is a description of the transactions in the shares of Common Stock that may be deemed to be beneficially owned by Mr. Feinberg which were effected between the date 60 days prior to the Event Date and the date hereof.

     Exhibit 2 is a Joint Filing Agreement by and among the Reporting Persons, dated as of April 26, 2002, incorporated herein by reference to Exhibit 2 of the
Schedule 13D filed by the Reporting Persons on April 29, 2002.

              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2003


                                  /s/ Larry N. Feinberg
                                  ----------------------------------
                                  Larry N. Feinberg



                                  ORACLE ASSOCIATES, LLC


                                  By: /s/ Larry N. Feinberg
                                      -----------------------------
                                      Name:  Larry N. Feinberg
                                      Title: Managing Member



                                  ORACLE INVESTMENT MANAGEMENT, INC.


                                  By: /s/ Larry N. Feinberg
                                      -----------------------------
                                      Name:  Larry N. Feinberg
                                      Title: President





                      [SIGNATURE PAGE TO AMENDMENT NO. 2 TO
                          SCHEDULE 13D WITH RESPECT TO
                         INTERPORE INTERNATIONAL, INC.]